PACIFIC STRATUS VENTURES LTD.

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Suite 615 – 1030 West Georgia Street, Vancouver, B.C. V6E 2Y3

PH:  (604) 689-2646      FAX: (604) 689-1289

June 10, 2003

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attention: H. Christopher Owings

Dear Sir:

Re:

Pacific Stratus Ventures Ltd. (the “Corporation”)

Form 10-SB filed April 19, 2002

Amended on July 17, 2002

File No. 0-49739

Reference is made to Mr. Owings’ letter dated September 12, 2002 concerning the Form 10-SB filed by the Corporation on April 19, 2002 and Amended on July 17, 2002.

The Corporation hereby requests for withdraw of its Registration Statement on Form 10-SB.  This request is made as to prevent the Registration Statement through lapse of time, from becoming effective.

Thank you for your consideration.  I can be reached at (604) 689-2646.

Yours truly,

PACIFIC STRATUS VENTURES LTD.

Per: “Harry Chew”

Harry Chew

President

Cc:

Anita Karu